As filed with the Securities and Exchange Commission on January 8, 2024

Registration No. 333-__________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SUNSHINE BIOPHARMA, INC.

(Exact Name of Registrant as Specified in its Charter)

Colorado	20-5566275
(State or Other Jurisdiction of	(IRS Employer Identification Number)
Incorporation or Organization)

1177 Avenue of the Americas 5th Floor New York, NY 10036

(Address of Principal Executive Offices) (Zip Code)

SUNSHINE BIOPHARMA, INC. 2023 EQUITY INCENTIVE PLAN

(Full Title of the Plan)

Dr. Steve N. Slilaty, Chief Executive Officer

Sunshine Biopharma, Inc.

1177 Avenue of the Americas

5th Floor

New York, NY 10036

(Name and Address of Agent for Service)

(332) 216-1147

(Telephone Number of Agent for Service)

COPIES TO:

Andrew I. Telsey, Esq.

Andrew I. Telsey, P.C.

6198 S. Moline Ct

Englewood, CO 80111

(303) 521-7447

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company,” or “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information

Sunshine Biopharma, Inc., a Colorado corporation, (the “Company”), is filing this Registration Statement in order to register 3,320,988 shares of common stock, par value $0.001 per share (the “Common Stock”) and such additional shares of Common Stock reserved for issuance pursuant to the Company’s 2023 Equity Incentive Plan (the “2023 Plan”).

The documents containing the information specified in this Part I will be sent or given to participants in the 2023 Plan as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”). Such documents are not being filed with the U.S. Securities and Exchange Commission (the “Commission”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act (the “Prospectus”).

General

The 2023 Plan was approved by the Company’s Board of Directors on April 26, 2023 and by stockholders on December 7, 2023.

The general purpose of the 2023 Plan is to provide an incentive to the Company’s employees, directors, consultants and advisors by enabling them to share in the future growth of the Company’s business. The Company’s Board of Directors believes that the granting of stock options, restricted stock awards, unrestricted stock awards and similar kinds of equity-based compensation promotes continuity of management and increases incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out its long-range plans and securing its growth and financial success.

The Company’s Board of Directors believes that the 2023 Plan will advance the Company’s interests by enhancing its ability to (a) attract and retain employees, consultants, directors and advisors who are in a position to make significant contributions to its success; (b) reward its employees, consultants, directors and advisors for these contributions; and (c) encourage employees, consultants, directors and advisors to take into account the Company’s long-term interests through ownership of its shares.

Description of the 2023 Equity Incentive Plan

The following description of the principal terms of the 2023 Plan is a summary and is qualified in its entirety by the full text of the 2023 Plan, which is attached as Exhibit 4.1 hereto.

The 2023 Plan will terminate on the tenth anniversary of the date of approval by the Board, unless earlier terminated by the Board. The purposes of the 2023 Plan are to (a) enable the Company to attract and retain the types of employees, consultants and directors who will contribute to the Company’s long-range success; (b) provide incentives that align the interests of employees, consultants and directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

The maximum number of shares of common stock that may be issued under the 2023 Plan will initially be 3,320,988. In the event of changes in the outstanding common stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the grant date of any award, awards granted under the 2023 Plan and any award agreements, the exercise price of options and the maximum number of shares of common stock subject to awards will be equitably adjusted or substituted, as to the number, price or kind of a share of common stock or other consideration subject to such awards to the extent necessary to preserve the economic intent of such award.

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Administration.    A committee comprising one or more members (the “Committee”) or, in the Board’s sole discretion, the Board administers the 2023 Plan. The Committee has authority to determine who will receive awards and to determine the types of awards to be granted as well as the amounts, terms, and conditions of any awards. Awards may be in the form of options, restricted stock, or restricted stock units. The Committee has the right to determine any questions that may arise regarding the interpretation and application of the provisions of the 2023 Plan and to make, administer, and interpret such rules and regulations as it deems necessary or advisable. Determinations of the Committee made under the 2023 Plan are conclusive and bind all parties, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

Eligibility.    Participation is limited to employees, directors, as well as consultants who are selected by the Committee to receive an award. Eligible persons will receive awards under the 2023 Plan on the basis of furthering the purposes of the 2023 Plan, which are to (a) attract and retain the types of employees, consultants and directors who will contribute to the Company’s long-range success; (b) provide incentives that align the interests of employees, consultants and directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

Stock Options.    The Committee may, from time to time, award options to any participant subject to the limitations described above. Stock options give the holder the right to purchase shares of common stock of the Company within a specified period of time at a specified price. Two types of stock options may be granted under the 2023 Plan: incentive stock options, or “ISOs”, which are subject to special tax treatment as described below, and non-statutory options, or “NSOs.” Eligibility for ISOs is limited to employees of the Company.

The exercise price of an option shall not be less than the fair market value of the common stock at the time of grant. However, an option may be granted with an exercise price lower than the fair market value if such option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Internal Revenue Code of 1986. The Committee also determines all other terms and conditions related to the exercise of an option, including the consideration to be paid, if any, for the grant of the option, the time at which options may be exercised and conditions related to the exercise of options.

Stock Awards; Restricted Stock.    The 2023 Plan provides for awards of shares of restricted common stock or an award of hypothetical common stock units. Generally, awards of restricted stock and restricted stock units are subject to the requirement that the shares be forfeited to the extent provided in the grant agreement. Recipients of an award of restricted stock shall generally have the rights and privileges of a shareholder as to such restricted stock, including the right to vote such restricted stock and the right to receive dividends; provided that, any dividends with respect to the restricted stock shall be withheld by the Company for the participant’s account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Committee. Recipients of restricted stock units shall have no voting rights. To the extent provided in the award agreement, the holder of restricted stock units shall be entitled to be credited with dividend equivalent payments at the sole discretion of the Committee.

General Provisions Applicable to All Awards.    ISOs will not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the optionholder only by the optionholder. NSOs may, in the sole discretion of the Committee, be transferable to a Permitted Transferee (as defined under the 2023 Plan), upon written approval by the Committee to the extent provided in the award agreement. Shares delivered under the 2023 Plan may consist of either authorized but unissued or treasury shares.

Change in Control.    In the event of a Change in Control (as defined under the 2023 Plan), the Committee may, but will not be obligated to accelerate, vest or cause the restrictions to lapse with respect to all or any portion of any award, cancel awards and cause to be paid to the holders of vested awards the value of such awards, if any, as determined by the Committee, in its sole discretion, it being understood that in the case of any option with an option exercise price that equals or exceeds the price paid for a share of common stock in connection with the Change in Control, the Committee may cancel the option without the payment of consideration therefor, provide for the issuance of substitute awards or the assumption or replacement of such awards; or provide written notice to Participants that for a period of at least ten days prior to the Change in Control, such awards shall be exercisable, to the extent applicable, as to all shares of common stock subject thereto and upon the occurrence of the Change in Control, any awards not so exercised shall terminate and be of no further force and effect.

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Amendment.    The Board at any time may amend or terminate the 2023 Plan, provided that no amendment will be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy any applicable laws or regulations. The Committee at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Committee may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

Item 2. Registrant Information and Employee Plan Annual Information.

Any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement are also incorporated by reference in the Prospectus and are available, without charge, upon written or oral request.

Such other documents required to be delivered to employees pursuant to Rule 428(b) of the Securities Act shall also be available, without charge, upon written or oral request directed to: Sunshine Biopharma, Inc., Attention: Chief Executive Officer, 1177 Avenue of the Americas, 5th Floor, New York, NY 10036, telephone number: (332) 216-1147.

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PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents, all of which were previously filed by the Registrant with the Commission pursuant to the Securities Exchange Act of 1934, as amended (“Exchange Act”), are hereby incorporated by reference:

1.	The Company’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on April 4, 2023.

2.	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 as filed with the SEC on November 13, 2023.

3.	The Company’s Current Reports on Form 8-K filed with the SEC on the following dates:

February 10, 2023, February 12, 2023, February 28, 2023, March 24, 2023, April 19, 2023, May 16, 2023, August 11, 2023, September 22, 2023, October 13, 2023, October 20, 2023, November 2, 2023, November 13, 2023, December 7, 2023

4.	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, as filed with the SEC on August 10, 2023.

5.	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, as filed with the SEC on May 10, 2023.

6.	Our definitive proxy statement on Schedule 14A filed with the SEC on October 18, 2023.

7.	The description of our common stock contained in our Registration Statement on Form 8-A, registering our common stock under Section 12(b) under the Exchange Act, filed with the SEC on February 10, 2022.

All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this Registration Statement from the date of the filing of such reports and documents. Any such information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Registration Statement.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this Registration Statement.

ITEM 4. DESCRIPTION OF SECURITIES

The Common Stock of the Company is registered under Section 12 of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

None.

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ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Colorado Business Corporations Act authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. The Company’s Articles of Incorporation provides for the indemnification of the Company’s officers and directors to the fullest extent not prohibited by law.

The Company currently maintains director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to the Company, including matters arising under the Securities Act. Colorado law and the Company’s bylaws provide that the Company will indemnify its directors and officers, or former directors or officers, or any person who may have served at its request as a director or officer of another corporation, and the personal representatives of all such persons, against expenses actually and necessarily incurred in connection with the defense of any action, suit, or proceeding in which they, or any of them, were made parties, or a party, by reason of being or having been directors or officers or a director or officer of the Company, or of such other corporation, except in relation to matters as to which any such director or officer or person shall have been adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of any duty owed to the Company.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Act may be permitted to officers and directors of the Company in the future, the Company understands that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and therefore unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Company of expenses paid by a director or officer of the Company in the successful defense of any action, suit or proceeding) is asserted by an officer or director for liabilities arising under the Act, the Company will (unless the question has already been determined by a precedent deemed to be controlling), submit to a court of appropriate jurisdiction the question whether or not indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

Not applicable.

ITEM 8. EXHIBITS

The following exhibits are attached to this registration statement:

4.1	Sunshine Biopharma, Inc. 2023 Equity Incentive Plan

5.1	Opinion of Andrew I. Telsey, P.C.

23.1	Consent of Andrew I. Telsey, P.C., counsel for the Company (included in Exhibit 5.1)

23.2	Consent of B F Borgers CPA PC, independent auditors

107	Filing Fee Table

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ITEM 9. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) include any prospectus required by Section 10(a)(3) or the Securities Act;

(ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii) include any additional or changed material information on the plan of distribution;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec (Canada), on January 8, 2024.

SUNSHINE BIOPHARMA, INC.

By: s/ Dr. Steve N. Slilaty

       Dr. Steve N. Slilaty, Chief Executive Officer

By: s/ Camille Sebaaly

       Camille Sebaaly, Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Dr. Steve N. Slilaty, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-8, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or either of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof. This power of attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

s/ Dr. Steve N. Slilaty	Chief Executive Officer and Director	January 8, 2024
Dr. Steve N. Slilaty

s/ Dr. Abderrazzak Merzouki	Director	January 8, 2024
Dr. Abderrazzak Merzouki

s/ Dr. Rabi Kiderchah	Director	January 8, 2024
Dr. Rabi Kiderchah

s/ David Natan	Director	January 8, 2024
David Natan

s/ Dr. Andrew Keller	Director	January 8, 2024
Dr. Andrew Keller

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